Exhibit 3.1

Amendment adopted March 19, 2013

to

Bylaws of CSS Industries, Inc.

RESOLVED, that the second sentence of Section 4.03 of the Bylaws of the Company be, and it is hereby, amended to read in its entirety as follows: “No director, other than a director serving as chairman of the board of directors, shall be qualified to stand for re-election or otherwise continue to serve as a member of the board of directors past the date of the Annual Meeting of Stockholders of the corporation occurring in the calendar year in which such director reaches or has reached his or her seventy-sixth birthday.”